SECURI

20008297

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ANNUAL AUDITED RE...
FORM X-17A-5
PART III

SEC Mail Processing

MAR 02 2020

Washington

SEC FILE NUMBER
8-69001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBOT ATS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1313 North Market Street
(No. and Street)

Wilmington	DE	19801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dennis J Boylan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DBOT ATS, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD B. CARROLL, JR., ESQUIRE
Attorney at Law
State of Delaware
Notarial Officer Pursuant to
29 Del.C. § 4323(a)(3)

Notary Public

Signature

COO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DBOT ATS, LLC
(SEC I.D. 8-69001)

Statement of Financial Condition
For the Year Ended December 31, 2019
And
Report of Independent Registered Public Accounting Firm

DBOT ATS, LLC

December 31, 2019

Table of Contents

MAZARS

Report of Independent Registered Public Accounting Firm

To the Member of DBOT ATS, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DBOT ATS, LLC, (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a significant loss from operations for the year ended December 31, 2019, that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2019.

New York, NY
February 28, 2020

MAZARS USA LLP
135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.mazarsusa.com

DBOT ATS, LLC
Statement of Financial Condition
As of December 31, 2019

ASSETS

Assets:	
Cash	$ 90,463
Clearing deposit at broker	25,000
Due from broker	4,895
Receivable from customers, net	8,982
Prepaid expenses and other current assets	22,496
Intangible assets	76,992
Total assets	$ 228,828

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 91,024
Total liabilities	91,024
Member's equity	137,804
Total liabilities and member's equity	$ 228,828

The accompanying Notes are an integral part of this statement

DBOT ATS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2019

NOTE 1. ORGANIZATION AND OPERATIONS

Organization

DBOT ATS, LLC (the "Company") was formed in the State of Delaware in August 2011, as a broker/dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Delaware Board of Trade Holdings Inc. (the "Parent") and an affiliate of DBOT Issuer Services, LLC and DBOT Technology Services, LLC. The Company was approved by FINRA under a Continuing Membership Agreement ("CMA") in the fourth quarter 2016 and now operates a fully electronic Alternative Trading System ("ATS") in the Over the Counter ("OTC") market space. In the fourth quarter 2018, the Company was approved by FINRA under a CMA to operate a Funding Portal to allow issuers to offer Regulation A+ and D offerings. The Company's Parent was acquired by Ideanomics, Inc. ("IDEX") in the third quarter 2019. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly is exempt from the remaining provisions of that Rule.

The Company has a significant loss from operations for the year ended December 31, 2019. This raises substantial doubt about the Company's ability to continue as a going concern. IDEX's Board of Directors is looking to raise outside funding in order to provide working capital for the Parent and the Company. If sufficient capital is not available, the Company will de-register as a broker-dealer. These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash

The Company maintains cash balances at financial institutions where balances up to $250,000 are insured by the Federal Deposit Insurance Corporation. As of December 31, 2019, cash was held at a major financial institution.

Accounts Receivable

The Company's accounts receivables are due from monthly trading fees net of trading rebates and allowances for doubtful accounts. Accounts receivable are stated in the financial statements as amounts due from customers net of any applicable rebates and allowances for doubtful accounts. Rebates due to individual customers in excess of receivables due from the same customer are included in accounts payable and accrued expenses. No allowance for doubtful accounts was deemed necessary at December 31, 2019.

Revenue

The Company adopted ASC ("Accounting Standards Codification") Topic 606, Revenue from Contracts with Customers ("Topic 606"). Revenue is recognized when all of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.

Trading revenues relate to trades facilitated by the Company and are recorded on a trade date basis. The Company charges customers that remove liquidity a per share trading fee and provides a rebate to customers that provide liquidity. Trading rebates are included under trading-based expenses in the Statement of Operations.

Intangible Assets

Intangible assets consist of the fair value of the FINRA Continuing Membership Agreement. In accordance with ASC 350 "Intangibles – Goodwill and Other" and as a result of an independent valuation firm's purchase price allocation analysis discussed above, the CMA was determined to be an indefinite-lived intangible asset with a fair value of $76,992 using the cost approach. The Company assesses intangible assets for impairment annually.

In testing the Company's intangible assets for impairment, we have the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the intangible asset is less than the carrying amount. If our assessment determines that it is more likely than not that the fair value of the intangible asset is less than its carrying amount, we must perform additional testing of the asset. The Company's assessment of its intangible asset has determined that there was no impairment of the asset for the year ended December 31, 2019.

Income Taxes

The Company is a single member limited liability company and is a disregarded entity for U. S. Federal and state income taxes. Accordingly, no provision for income taxes is made in the Company's financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Recently Adopted Accounting Pronouncements

On January 1, 2019 the Company's parent adopted Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), which establishes a right-of-use model that requires a lessee to record a right-of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months The Company's Parent allocates lease expense to the Company in accordance with an Expense Sharing Agreement (Note 4.) and the adoption of Topic 842 did not have a material impact on the Company's financial statements.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. Additionally, the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $29,334 which was in excess of its required net capital of $6,068. The Company's aggregate indebtedness was $91,024 at December 31, 2019. The Company's ratio of aggregate indebtedness to net capital was 3.10 to 1.

NOTE 4. CONCENTRATIONS OF RISK

The Company is subject to concentration of risk in the event of financial distress or other adverse event related to three customers providing 92% of the Company's revenue for the period ended December 31, 2019.

NOTE 5. RELATED PARTY TRANSACTIONS

In 2016 the Company entered into an Expense Sharing Agreement (the "Agreement") with its Parent, which was amended during 2017, 2018 and 2019, under which the Parent provides services of certain of its employees, office space, the use of equipment and other services as may be required by the Company.

The Parent contributed $805,000 cash to the Company in 2019 and is included in Members' Equity in the Statement of Financial Condition.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date that its financial statements were available to be issued. The Company has determined that there are no subsequent events requiring further disclosure.